FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

____ Check this box if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instruction 1(b)

1.  Name and Address of Reporting Person

    French, Donald Anthony
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    UQM Technologies, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    ###-##-####

4.  Statement for Month/Year

    February, 2002

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person to Issuer

    Officer:  Treasurer and Secretary

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1.  Title of Security (Instr. 3)

    Line 1 - Common Stock

2.  Transaction Date (Month/Day/Year)

    Line 1 - N/A

3.  Transaction Code (Instr. 8)

    Line 1 - N/A

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1- N/A

5.  Amount of Securities Beneficially Owned at End of Month   (Instr. 3 and 4)

    63,561 Shares.

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

    All Holdings are Indirect

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

        52,561 Shares Indirectly by a Limited Partnership of which Mr. French is the General Partner and 11,000 Shares Indirectly by a Trust for the Benefit of Mr. French

TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned
         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

    Line 1 - Call Option
    Line 2 - Call Option
    Line 3 - Call Option

2.  Conversion or Exercise Price of Derivative Security

    Line 1 - $4.15 Per Share
    Line 2 - $4.15 Per Share
    Line 3 - $4.15 Per Share

3.  Transaction Date (Month/Day/Year)

    Line 1 - February 8, 2002 Line 2 - February 8, 2002 Line 3 - February 8,
    2002

4.  Transaction Code (Instr. 8)

    Line 1 - Code:  A;  V:  Voluntary
    Line 2 - Code:  A;  V:  Voluntary
    Line 3 - Code:  A;  V:  Voluntary

5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)

        Line 1 - A: 1
        Line 2 - A: 1
        Line 3 - A: 1

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Line 1 - Date Exercisable: February 8, 2003; Expiration Date: February 7,
                               2012
    Line 2 - Date Exercisable: February 8, 2004; Expiration Date: February 7,
                               2012
    Line 3 - Date Exercisable: February 8, 2005; Expiration Date: February 7,
                               2012

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Line 1 - Title:  Common Stock; Amount:  23,333 Shares
    Line 2 - Title:  Common Stock; Amount:  23,333 Shares
    Line 3 - Title:  Common Stock; Amount:  23,334 Shares

8.  Price of Derivative Security (Instr. 5)

    Line 1 - N/A
    Line 2 - N/A
    Line 3 - N/A

9.  Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)

    Call Options on 605,571 Shares

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

    605,571 Shares Indirect

11. Nature of Indirect Beneficial Ownership (Instr. 4)

    Limited Partnership of which Mr. French is the General Partner

Explanation of Responses: N/A

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


/s/Donald A. French                                March 8, 2002
**Signature of Reporting Person                         Date